JA Energy
                          4800 W. Dewey Drive
                         Las Vegas, NV  89118
                       Telephone: (702) 358-8775

November 30, 2010

VIA EDGAR TRANSMISSION AND OVERNIGHT MAIL
-----------------------------------------

U. S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, DC  20549

Attention:  Mr. Hagen J. Ganem, Staff Attorney

Re:    JA Energy
       Amendment No. 1 to Form S-1
       Filed October 28, 2010
       File No.:  333-169485

Dear Mr. Ganem:

On behalf of JA Energy (the "Company"), we are hereby responding to the letter, dated November 10, 2010 (the "Comment Letter"), from the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") with respect to the Company's Registration Statement on Form S-1 (File No. 333-169485) (the "Registration Statement"). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing with the Commission today Amendment No. 2 to the Registration Statement (the "Amendment"). We are sending you a marked copy for your review.

For ease of reference, set forth below are the comments of the Staff with respect to the Registration Statement. The Company's response is set forth below each comment.

General
-------

1. We note your response to comment one in our letter dated October 14, 2010. In particular, we note your statement that "Company intends to grow Jerusalem Artichoke and convert its sugars into ethanol" and "intends to receive revenue from the sale of ethanol." However; the disclosure in your prospectus remains ambiguous as to exactly what business activities you will be involved in and how you anticipate generating revenues. Therefore, please revise your disclosure in your prospectus summary, in your "Description of Business" section, and elsewhere as appropriate, to clearly identify the business activities in which you plan to engage and to describe exactly how you plan to generate revenues. In addition, please revise your registration statement to state that you do not consider yourself a blank check company and that you do not have any intention to engage in a reverse merger with any entity in an unrelated industry.

Response: We have added the disclosure, so the registration statement is not ambiguous as to how we anticipate to generate revenues. We added in the Prospectus Summary and "Description of Business" section that the company will manufacture and sell the Modular Distillation Units ("MDU"), and Hydroponics Greenhouse packages to individuals, non profit organizations or companies. The company will organize and manage farm cooperatives for the growing of Jerusalem Artichoke, which will be used in the MDU to produce ethanol.

Under "Business Description," Page 26, we added "We do not consider ourselves to be a blank check company as we do not have any intention to engage in a reverse merger with any entity in an unrelated industry."


Prospectus Cover Page, page 1
-----------------------------

2. We note your response to comment six in our letter dated October 14, 2010. As previously requested, please delete from your prospectus all references to "selling stockholders" or "selling shareholders." We note, for example, that you continue to reference "selling stockholders" in the legend atop your prospectus cover page and "selling security holders" on pages 45-48 and 54.

Response: We have reviewed the Registration Statement and deleted the references to "selling stockholders" or "selling shareholders."


3. We note your response to comment eight in our letter dated October 14, 2010. Please note that you must disclose prior to the registration statement being declared effective the record date used to determine the shareholders of Reshoot Production Company that will receive shares of JA Energy as part of the spin-off transaction. Accordingly, as previously requested, please disclose the record date here and throughout your prospectus, wherever referenced.

Response: We respectfully note the Staff's comment. Of the 24 comments in this comment letter, this is the most difficult comment to address. We certainly agree with your comment that we "must disclose prior to the registration statement being declared effective the record date used." However, here is our problem. Our parent company, Reshoot Production Company filed a Preliminary Schedule 14c with the Commission on September 3, 2010 to inform its shareholders about the spin-off. The SEC examiner informed Reshoot Production not to file the Definitive 14c until such time as the JA Energy Registration Statement becomes effective. We need to co-ordinate the record date in each filing. Since we are going through this comment phase, we are not sure when the Registration Statement will become effective, which makes it difficult to place a record date. We assure the Staff, that as we complete this comment phase, we shall add a record date in the registration statement. We ask for your understanding in the matter, and ask that you reissue this comment as we finalize the comment phase.

4. We note your response to comment nine in our letter dated October 14, 2010. Given that JA Energy and Reshoot Production Company will be under common ownership and control until one of the companies sells a significant amount of its common equity to third parties, these entities appear to be affiliates of one another. Therefore, please revise your disclosure to clarify that JA Energy and Reshoot Production Company will be under common control immediately following the distribution of shares in the spin-off transaction. You may wish to supplement your prospectus disclosure to clarify your intention and expectation, as articulated in your response to comment nine, that if and when future sales of securities occur you expect that the companies may cease to be under common control and thus may cease to be affiliates.

Response: We have added disclosure on the Prospectus Cover Page, that both companies will be "under common control immediately following the distribution of shares in the spin-off transaction." (See last sentence of the second paragraph.) We also added the same disclosure under "JA Energy Shares to be Distributed" section on Page 7, and the last sentence of the second paragraph under "the Distribution" on Page 41. Finally, we supplemented the disclosure under JA Energy Funding Requirements on Page 30.


Risk Factors, page 10
---------------------

Risks Related to Our Common Shares, page 18
-------------------------------------------

22. We are classified as a "shell company' under the Exchange Act. And our
--------------------------------------------------------------------------
shares can only be resold through registration or by meeting conditions of
--------------------------------------------------------------------------
Rule 144, page 20
-----------------

5. We note your response to comment three in our letter dated October 14, 2010. Please revise this heading, and the disclosure thereunder, to clearly state that the Rule 144 safe harbor is unavailable for the resale of shares issued by you unless and until you have ceased to be a shell company and have satisfied the requirements of Rule 144(i)(1)(2), which you describe. Please also revise the balance of your disclosure accordingly and comply with this comment under this heading "Shares Eligible for Future Resale" on page 52.

Response: We have revised the heading for clarity, and revised the balance of the disclosure.

Description of Business. page 26
--------------------------------

JA Energy Business Plan, page 26
--------------------------------

6. We note your response to comment 12 in our letter dated October 14, 2010. As previously requested, please describe how and by whom the "juice will be transported to a centrally processed plant to condense the juice to a syrup" and how and by whom the "syrup by-product of the harvest will be shipped to a modular distillation unit for processing into ethanol."

Response: We added disclosure that describes "The 'juice' will be harvested by a harvester which separates the juice for the plant pulp. The juice is transferred via the harvester to a accompanying tank truck. When each tank truck is filled it then drives to the centrally located processing plant.
The 'syrup' once processed will be packaged in containers commonly called totes (used primarily for the shipping of molasses). These totes will be shipped to the various MDU locations via trucking companies contracted by the cooperative."


7. We note your response to comment 19 in our letter dated October 14, 2010. As previously requested, please expand your disclosure to address the direct and indirect costs associated with your process for producing oil from the Jerusalem artichoke, such as, among other things, the energy and raw materials required to cultivate and harvest the artichokes. In doing so, please address how your process compares economically to the production of traditional petroleum.

Response: We expanded our disclosure to address operating costs and the potential revenue outcome of producing Jerusalem artichokes on 50 acres of land.

8. We note your response to comment 21 in our letter dated October 14, 2010. Please describe in more detail the arrangements that you plan to enter into with farmers pursuant to which they will raise, harvest, and condense the artichokes for shipping, and clarify what involvement, if any, you plan to have in the foregoing activities. In addition, please explain the purpose for the land that you have identified for lease in Nevada.

Response: We have described in more detail the arrangements we plan to enter into with farmers as to how they will raise, harvest, and condense the artichokes for shipping.

9. We note your response to comment 22 in our letter dated October 14, 2010, and have the following comments.

  o Please disclose in your prospectus the information contained in your response, and clarify what relationship the dispute with GGS, LLC has to the distillation unit already built.

Response: We have added disclosure that Green Global Systems LLC had build a MDU using the specification of a patent owned by our CEO. The cost of that unit was $35,000. However, to reach this point of actually building the unit, Green Global Systems LLC spent $94,000 in research and development costs. Supplementally, the dispute is based on the inability of certain members of the LLC to provide the necessary funding to advance the project. The members of this LLC suffered economic set backs as part of the construction industry in Las Vegas, NV.

  o Please indicate whether you own and/or possess the distillation unit that you refer to. If you do not currently own or possess the unit, please disclose how you intend to acquire possession and the rights to it.

Response: We have added to the disclosure that the MDU unit is currently under the control of Green Global Systems, LLC which has agreed to a buyout of their interest for the amount of funds expended.

  o Please clarify whether the tests conducted by GGS, LLC confirmed that the distillation unit can convert the artichoke syrup into 1,000 gallons of ethanol per week. If not, please disclose the basis for your statement to this effect.

Response: We added the following clarification to the document: "The MDU was tested using molasses as the distillation feedstock. The test was for the efficiency of the MDU, which is designed to distill a variety of feedstocks. The unit will distill at a rate of 144 gallons per day which is the 1,000 gallons per week rate." The test was designed by a PhD consultant contracted by the LLC."

  o Please describe how you intend to use the distillation unit already built, such as whether you intend operate it, sell it, or license its use to others.

Response: We added the following disclosure in response to your comment, "the unit will be permanently housed in Central Nevada as part of the company's demonstration and training facility. The unit will be operated by the Company. The Company will apply for the applicable permits for operation and use the ethanol produced as fuel to deliver the fruit and vegetables grown in the hydroponics greenhouses to customers in Las Vegas."

10. We note Mr. Lusk's affiliation with Green Global Systems, LLC from his biographical information on page 34. Please revise your disclosure under this heading to clarify that GGS, LLC is an abbreviation for Green Global Systems, LLC, if true, and to briefly describe your chief executive officer's past and present affiliation with this entity.

Response: We revised the disclosure under the heading and added that Mr. Lusk is currently a member of Green Global Systems and controls 50% of the company.


11. Please disclose any past or present affiliation between JA Energy and GGS, LLC. In this regard, we note your disclosure under the heading "Legal Proceedings."

Response: We disclosed that Mr. Lusk is one of four members of this LLC. There are no other past or present affiliations between JA Energy and GGS, LLC.


12. Your disclosure in the last paragraph on page 26 that the Jerusalem artichoke stalks "will provide 4-5 harvests during one calendar year" appears to conflict with your disclosure on page 30 that the "Jerusalem Artichoke can be harvested three times in the same year...." Please revise your disclosure accordingly.

Response:  We have revised our disclosure to reflect three harvests.


Sales and Marketing, page 30
----------------------------

13. Please revise your disclosure to clarify your business purpose for your inner city program. In addition, please expand your disclosure to address whether you plan to engage in any other sales and marketing activities.

Response: We have revised the disclosure to clarify our business purpose for our inner city program, and eventfully we plan to expand to Indian Reservations.


Jerusalem Artichoke, page 27
----------------------------

14. We note your response to comment 12 in our letter dated October 14, 2010. Please disclose under this heading, as you do on page six, that you intend to purchase the Jerusalem artichoke varietal seeds from a third party supplier in New Zealand. In addition, please identify this supplier, clarify whether this supplier owns the patent rights to the varietal, which you reference on page 31, and indicate whether you have entered into any agreements with this supplier and, if you have, disclose the material terms of the agreements and tell us what consideration you have given to filing them as exhibits to the registration statement.

Response: We have added disclosure that we have not entered into any agreement with this supplier and that we are looking to identify other varieties of the Jerusalem Artichoke seeds currently available in the U.S. (See last paragraph under "Jerusalem Artichoke.")


Federal Small Producer Credit, page 29
--------------------------------------

15. We note your response to comment 28 in our letter dated October 14, 2010. It is unclear whether you plan to operate, sell, or license the distillation units designed to produce ethanol. Therefore, it is also unclear whether your description of the federal Small Ethanol Producer Credit and your statement that "[y]our anticipated capacity is 100 million gallons annually" is applicable to your business. Please advise us or revise your disclosure accordingly.

Response: We added disclosure for clarification that "As for our Company we only plan to produce ethanol at the demonstration site. The licensing as a small producer will be done by those groups, individuals or companies purchasing MDU."


Competition, page 30
--------------------

16. We note your response to comment 27 in our letter dated October 14, 2010. Please supplementally provide us with copies of the ethanol production data from the USDA that you reference under this heading.

Response: Supplementally, that the data comes from Jacobs, P. B., and H. P. Newton, U. S. Dept. Agr, Misc. Pub. 327, December, 1938, and USDA, Ag. Stat., 1978, sugar and wheat yields. See Exhibit A for chart entitled: Average yield of 99.5 percent alcohol per acre. Please note, the corn data has been updated from more recent information from the USDA found at: http://www.glgroup.com/News/USDA-Announces-Support-For-10000-Ethanol-Blender-
Pumps-51163.html.


Patents, Trademarks, Franchises, Concessions, Royalty Agreements, or Labor
--------------------------------------------------------------------------
Contracts page 31
-----------------

17. We note your response to comment 29 in our letter dated October 14, 2010, and have the following comments.

  o Please describe the consideration that you will provide to Mr. Lusk in exchange for the pending patent covering the "modular distillation unit and accompanying hydroponics greenhouse."

Response: Mr. Lusk is not seeking any additional consideration for the use of the patents, he plans to assign to JA Energy, Inc. upon completion of the spin-off. These patents will be donated to the Company by Mr. Lusk.


  o We note your disclosure that "[t]he referenced varietal is covered by a patent filing in New Zealand and the patent holder is currently pursuing a patent in the United States." Please disclose whether you have any relationship to the holder of the New Zealand patent covering the Jerusalem artichoke variety that you intend to use and, if applicable, describe such relationship. Further, please describe the present and anticipated impact on your business of this person pursuing and possibly obtaining a similar patent in the United States.

Response: Supplementally, there is no relationship with the Jerusalem artichoke seed patent holder and JA Energy or any of its affiliates. The New
Zealand patent holder would only be considered a Company supplier.   The
primary interest is the unique nature of the varietal developed by this New Zealand supplier. The feature of being nonflowering limits the losses of the seed to individuals intending to grow a competing crop. As disclosed in this amended Registration Statement, under the section entitled "Jerusalem Artichoke" we have no agreement with this New Zealand supplier, and we hope to identify other varietal suppliers of Jerusalem Artichoke seed in the U.S.


Need for Government Approval or Principal Products or Services, page 32
-----------------------------------------------------------------------

18. We note your response to comment 30 in our letter dated October 14, 2010. Given your disclosure under the heading "Federal Small Producer Credit" that your "anticipated capacity is 100 million gallons [of ethanol] annually...," please describe the application process that you are required to complete and indicate the size of the bond that you are required to obtain before you will be permitted to establish and operate your ethanol plant. Otherwise, please identify which permitting requirements will be applicable to your business, explain why, and describe the applicable application process. Further, please provide your estimate of how long each step of the applicable application process takes to complete and identify your status within the process. See Item 101(h)(4)(viii) of Regulation S-K. Please also provide similar disclosure with regard to any other governmental approval that you must obtain before being able to produce and distribute your distillation units, artichoke byproducts, or ethanol.

Response: We have update our disclosure to describe the application process, time required and our status with the local municipality.

Legal Proceedings, page 33
--------------------------

19. We note your response to comment 32 in our letter dated October 14, 2010, and reissue this comment. Please disclose the reasons your management is negotiating to dissolve the LLC referenced under this heading and describe your relationship with the LLC such that you are subject to a potential claim. As currently described, this matter appears to involve a dispute between Mr. Lusk and the LLC and not JA Energy or Reshoot Production Company. Please also name the LLC and expand your disclosure to better describe the nature of the dispute, such as whether it pertains to a contract dispute or otherwise. If the outcome of the negotiations that you reference may significantly impact your business, please provide appropriate disclosure to this effect.

Response: We have named the LLC and added disclosure to better describe this dispute and the impact it may have on the Company.


Certain Relationships and Related Transactions, page 38
-------------------------------------------------------

20. We note your disclosure on page 31 that "Mr. James Lusk, [y]our CEO has filed for a patent for the modular distillation unit and accompanying hydroponics greenhouse. Upon completion of the spin-off these pending patent rights will be assigned to the Company." Please provide the information required by Item 404(d) of Regulation S-K with respect to the assignment arrangement that you have with Mr. Lusk, including the consideration that he will receive in exchange for the assignment.

Response: As stated in comment 17 above, Mr. Lusk is not seeking any additional consideration for the use of the patents, as he plans to assign the patent to JA Energy, Inc. upon completion of the spin-off. There is no assignment agreement in place. These patents will be donated to the Company by Mr. Lusk. We have updated the disclosure accordingly under "Patents, Trademarks, Franchises, Concessions, Royalty Agreements, or Labor" and "Certain Relationships and Related Transactions."


Selling Security Holders Distribution, Rage 45
----------------------------------------------

21. We note your disclosure in the last paragraph on page 46. Please provide a cross reference to your discussion later in your prospectus of the non-availability as well as the limitations of the Rule 144 safe harbor.

Response:  We have included a cross reference to "Shares Eligible for Future
Sale."

Financial Statements
--------------------

Note 9.  Legal Proceedings, page F-13
-------------------------------------

22. In response to comment 40 in our letter dated October 14, 2010, you have revised page 33 to disclose there is no claim against JA Energy for the $94,000 that is needed to dissolve a LLC which formerly employed your President. We caution you, however, that the absence of an actual claim does not necessarily mean a liability has not been incurred. Therefore, please refer to ASC Topic 450-20-25-1 through 450-20-25-3 and advise us whether it is probable that a liability has been incurred at the date of the financial statements. Revise your filing accordingly to explain why or why not such a liability is probable. We also note herein your statement that you might face a potential claim if you are unable to raise the $94,000. After considering our comment, please revise this sentence or section accordingly as well.

Response: As disclosed in our amended Registration Statement, the claim is not against the Company or its parent, it deals with a payment of the $94,000 to release a Modular Distillation Unit needed by the Company. In fact, Comment 19 above states "this matter appears to involve a dispute between Mr. Lusk and the LLC and not JA Energy or Reshoot Production Company." We believe the only liability to the Company, is that, it might need to expend its own funds, which might equal or exceed $94,000 to develop its own Modular Distillation Unit. However, as with any dispute, the outcome is uncertain. We have updated the footnote for clarification.


Undertakings, page 11-3
-----------------------

Item 28. Undertakings page II-3
-------------------------------

23. We note your response to comment 41 in our letter dated October 14, 2010. Given that you are registering the primary distribution of your shares in the spin-off transaction (as distinguished, for example, from a resale transaction by selling security holders), you are not eligible to rely on Rule 415(a)(1)(i) of Regulation C because the subject offering is not being made by or behalf of a person other than the registrant. The undertakings in
Item 512(a) of Regulation S-K do not appear to apply to this transaction as the distribution will not take place on a continuous or delayed basis, as it appears that the registrant will distribute its shares to Reshoot Production Company's shareholders promptly after the registration statement is declared effective. Please advise us or revise your filing accordingly.

Response: We have revised the Undertaking to reflect a primary distribution of our shares in the spin-off transaction.

Signature Page
--------------

24. We reissue comment 42 in our letter dated October 14, 2010. You have failed to properly execute the signature page to your registration statement. In addition to being executed on your behalf, the registration statement must be signed individually by your principal executive officer or officers, your principal financial officer, your controller or principal accounting officer and by at least a majority of your board of directors or persons performing similar functions. Please note that such corporate officers and directors must sign the amendment in such capacities in addition to one or more of them signing on behalf of the company. As presently drafted, Mr. Lusk has signed on behalf of the company but has not signed in his individual capacities as director and principal executive, financial, and accounting officers. Therefore, please have your next amendment to the registration statement executed accordingly. Please refer to the signature page section of Form S-1 as well as Section 6(a) of the Securities Act of 1933, as amended.

Response: The signature page has been updated whereby Mr. Lusk has signed the amendment in his individual capacities.


Mr. Ganem, we hope our responses satisfactorily address your comments. Further, on behalf of the company, we acknowledge that:

o the company is responsible for the adequacy and accuracy of the disclosure in the filing;

o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Respectfully submitted,

JA Energy

By:  /s/  James Lusk
---------------------------------
          James Lusk
          Chief Executive Officer

cc:  Thomas C. Cook, Esq.
     Corporate Counsel

Exhibit A
---------

Table 2.  Average yield of 99.5 percent alcohol per acre**
-----------------------------------------------------------------------------
          Material             Gallons         Material              Gallons
Jerusalem artichokes****        1200.0      Grapes (all varieties)      90.4
Sugarcane                                   Peaches                     84.0
(Hawaii, 18 to 22 months)        889.0      Barley***                   83.0
Sugar cane (Louisiana)***        555.0      Prunes, dry                 82.8
Sorghum cane***                  500.0      Wheat (all varieties)***    79.0
Sugar beet***                    412.0      Pineapples                  78.0
Potatoes***                      299.0      Oats***                     57.0
Corn***                          214.0      Rye***                      54.0
Sweet potatoes***                190.0      Pears                       49.3
Rice, rough***                   175.0      Molasses, blackstrap        45.0
Apples                           140.0      Apricots                    41.0
Dates, dry                       126.0      Buckwheat                   34.2
Grain sorghum***                 125.0      Figs, fresh                 31.5
Carrots                          121.0      Figs, dry                   29.5
Raisins                          101.7      Plums (nonprunes)           21.8
Yams                              94.0

-----------------------------------------------------------------------------

* Probable yield from a short ton of the raw material, calculated from the average fermentable content.
** Jacobs, P. B., and H. P. Newton, U. S. Dept. Agr, Misc. Pub. 327, December, 1938.
***  USDA, Ag. Stat., 1978.
**** Estimate for three harvests of heads per year.